JONES & HALEY, P.C.
ATTORNEYS AT LAW

750 HAMMOND DRIVE
SUITE 100, BUILDING 12
ATLANTA, GEORGIA 30328

www.corplaw.net

RICHARD W. JONES Email: jones@corplaw.net	Telephone 770-804-0500 Facsimile 770-804-8004

September 20, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attn: Eranga Dian and Asia Timmons-Pierce

Re:	Jaag Enterprises Ltd. (the “Company”)
Registration Statement on Form S-1 Filed October 25, 2022 [File No. 333-267995] [J&H File No. 4024.00]

Ladies and Gentlemen:

By letter dated November 21, 2022, the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) provided JAAG Enterprises Ltd. (the “Company”) with comments to the Company’s Registration Statement on Form S-1, initially filed on October 25, 2022, (the “First Comment Letter”). The Company filed its response to the First Comment Letter on January 18, 2023, at which time it filed an amendment to its registration statement on Form S-1A. Subsequently, on February 8, 2023, the SEC submitted its second comment letter and the Company responded to that comment letter by its April 14, 2023 response letter. On May 3, 2023, the Commission submitted its third comment letter (“Third Comment Letter”). The Company filed its response to the Third Comment letter on May 25, 2023. On June 9, 2023 the Commission submitted its Fourth Comment Letter (“Fourth Comment Letter”). The Company filed its response to the Fourth Comment Letter on June 23, 2023. On July 27, 2023 the Company filed its acceleration request. After discussions with the Staff, the Company withdrew its acceleration request on August 4, 2023. On August 2, 2023 the Company filed Amendment 5 to the Registration Statement and was notified by the Commission Staff that its financial statements were stale.

Concurrently with the delivery of this letter, the Company is filing via EDGAR Amendment No. 6 to the Form S-1, reflecting updated financial statements dated June 30, 2023, which will replace the prior financial statements dated June 30, 2022. Various dates have also been revised to be consistent with the updated financial statements. A copy of the amended Registration Statement, marked to show changes from the Form S-1A filed on August 2, 2023, is enclosed as correspondence along with this letter for your convenience and reference. We assume this filing will be sufficient for the Registration Statement to be declared effective.

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                If you have any questions on these matters or if you need additional clarification of the issues, please contact me at the telephone number noted above.

Sincerely, JONES & HALEY, P.C. As Attorneys for JAAG Enterprises, Ltd.

By:	/s/ Richard W. Jones
Richard W. Jones

RWJ:bas

cc: Jeffrey Chau

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